EXHIBIT 12.1

VIVENDI UNIVERSAL

RATIO OF EARNINGS TO FIXED CHARGES

				Six months
	Years ended			ended
	December 31,			June 30,

	2002	2001	2000	2003	2002

	(in millions of Euro)
EARNINGS	952	3,602	3,324	1,627	(938)
FIXED CHARGES	1,771	1,770	1,359	587	861

EARNINGS TO FIXED CHARGE RATIO	NA	2.04	2.45	2.77	NA
DEFICIENCY	(819)	NA	NA	NA	(1,799)
(A) FIXED CHARGES
(a) Financial Expenses, net	1,333	1,455	1,288	377	674
(a) Capitalized Interest expense	61	56	3	28	28
(b) Amortization of premiums, discounts, capitalized interest related to the indebtedness	160	42	30	132	51
(c) estimate of interest expense within rental expense	217	217	38	50	108
(d) preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—

FIXED CHARGES	1,771	1,770	1,359	587	861
(B) EARNINGS
(a) Pre tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	(954)	1,867	1,938	1,011	(1,940)
(b) fixed charges	1,771	1,770	1,359	587	861
(c) amortization of capitalized interest	17	21	—	10	10
(d) distributed income of equity affiliates	179	—	30	47	159
(e) share of pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—

	1,013	3,658	3,327	1,655	(910)
(a) interest capitalized	(61)	(56)	(3)	(28)	(28)
(b) preference security dividend per above	—	—	—	—	—
(c) minority interest in pre-tax income of subsidiaries that have not incurred charges	—	—	—	—	—

EARNINGS	952	3,602	3,324	1,627	(938)